Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, APRIL 18 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target

D-0	34.3	53.5	67.8

A+14	53.9	70.9	81.4

Eagle

D-0	34.0	59.0	74.0

A+14 DOT	36.3	65.5	80.8

Every Bag Counts

American	Wed	MTD*	DOT Standard
	8.50	3.28	2.50

* DOT claims per 1000 customers

Announcements

» Tom Horton Discusses Results of a Profitable First Quarter

In a Special Jetwire issued earlier today, Tom Horton provided an update on the company’s first-quarter results. AMR posted a net profit of $8 million, excluding reorganization and special items, a $256 million improvement year-over-year, and AMR’s first profitable first quarter since 2007. The company recorded a GAAP (Generally Accepted Accounting Principles) net loss of $341 million, a $1.3 billion improvement over first-quarter 2012. Among the highlights:

•	Our operating profit of $125 million, excluding special items, is a $203 million improvement over first-quarter 2012. GAAP operating profit of $52 million is a $141 million improvement year-over-year.

•	Consolidated unit costs, excluding fuel and special items, improved 3.2 percent year-over-year, marking the second consecutive quarter of non-fuel unit costs reduction.

•	Building on the fleet renewal momentum, American took delivery of 12 new aircraft in the first quarter (nine 737-800s and three 777-300ERs).

“Thanks to all of you, the first quarter of 2013 was a pivotal start to the year for American. Putting customers first, you delivered results over the past year that positioned us well for one of the most significant events in our history – a transformational merger with our partners at US Airways that will create the world’s leading airline. The events of the quarter underscore both the success of our restructuring to date and the promise and potential of the new American.” Tom said. “We all know that the restructuring of American hasn’t been easy, and that we have much hard work ahead with our partners at US Airways to prepare for a successful integration of our two great airlines. But together, we have created a strong and vibrant American, which will again lead the industry with great promise for our people, our customers and our investors. I look forward to sharing updates on our progress in the months ahead.”

For the full first-quarter results, see the news release on AA.com.

» Get the Scoop on the Latest Arrivals!

Be sure to check out yesterday’s Arrivals newsletter for the latest news from American and US Airways. The April 17 issue discusses an update on merger milestones, fuel conservation efforts by each airline, a spotlight on our people who lead environmental efforts and a hub profile on LAX. Read it on new Jetnet!

AMR in the News

From The Dallas Morning News

US Airways, American Apply to Transfer All International Routes to American after Merger

The five airlines involved in the US Airways and American merger asked the U.S. Department of Transportation to transfer all the international routes of US Airways and its two regional carriers, PSA Airlines and Piedmont Airlines, to American and American Eagle. American and US Airways announced their merger Feb. 14, and now are going through the legal process to get the merger approved: antitrust review under the Hart-Scott-Rodino Act and approval by the U.S. Bankruptcy Court, US Airways shareholders and AMR creditors and claimholders. In their joint filing, the five carriers said the transfer would benefit consumers and not hurt competition. The filing noted that although the two airlines would be under common ownership after the merger, it would take some time before American and US Airways will combine operations, operate under the single operating certificate and fly only under the American name.

oneworld News

From ATWOnline

Qatar on Track for oneworld Membership

Qatar Airways CEO Akbar Al Baker said the carrier is on track to join the oneworld alliance Oct. 1. Qatar, which was officially invited to join oneworld in October 2012, will become the first major Gulf carrier to enter into one of the three global alliances. Al Baker said joining oneworld will secure the carrier’s further growth. Qatar was founded in 1997 and operates a fleet of 125 aircraft. Al Baker said most of the alliance work is focusing on the integration of systems, processes and frequent flier programs. There is already a system “commonality” in many areas, which secures the integration process, he said.

Industry News

From Reuters

FAA’s Heurta Says 787 Battery Decision “Soon”

FAA chief Michael Huerta said he expects to decide “very soon” whether to approve Boeing’s redesigned 787 Dreamliner battery system. Huerta, testifying to a congressional committee on air safety, said the agency is reviewing tests and analysis submitted by Boeing and will approve it when “we are satisfied Boeing has shown the redesigned battery system meets FAA requirements.” Huerta told reporters after the hearing that he expects the battery decision to be made “very soon.” Huerta said the FAA was working closely with the National Transportation Safety Board, but would not necessarily link its decision to an NTSB hearing next week.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, April 17

Crude oil was $86.68 a barrel, down $2.04 from the previous day. Jet fuel price was $111.16 a barrel, down $2.66.

It’s a Fact

AMR ended the first quarter with approximately $5.1 billion in cash and short-term investments, including a restricted cash balance of $853 million.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.